Mail Stop 3561

August 20, 2010

Attn: Jonathan M. Couchman, C.E.O.
Footstar, Inc.
933 MacArthur Blvd.
Mahwah, NJ 07430

> **Re: Footstar, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 17, 2010**
> **File No. 001-11681**

Dear Mr. Couchman:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Blaise A. Rhodes
Staff Accountant